

13030124

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8- 26408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LESKO SECURITIES, INC SERVICES, INC.**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON	NEW YORK	13901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN STEBBINS **(607) 724-2421**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD E., STE 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reportbe covered bythe opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I,**GREGORY LESKO**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **LESKO SECURITIES, INC.**, as of **DECEMBER 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

CEO

Title



Notary Public

FEB 26 2013

DAVID JAMES MCCLINTOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6150938
Qualified in Broome County
My Commission Expires August 07, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal accounting control.
- ☐ (p) Schedule of the segregation requirements and funds in segregation - customers regulated futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

DECEMBER 31, 2012

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Lesko Securities, Inc.
Binghamton, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Lesko Securities, Inc. (the Company) as of December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly in all material respect, the financial position of Lesko Securities, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

Evans and Bennett, LLP

Certified Public Accountants

Evans and Bennett, LLP
Syracuse, New York
February 24, 2013

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	89,213
Receivable from brokers or dealers		13,213
Mutual fund concessions receivable		151,079
Marketable securities (at market, cost $251,443)		279,391
Deposit with clearing broker		10,000
Prepaid expenses		49,258
Due from parent company		24,133
TOTAL CURRENT ASSETS		616,287
PROPERTY AND EQUIPMENT		
Equipment		4,723
Less: accumulated depreciation		(4,723)
PROPERTY AND EQUIPMENT, net		-
OTHER ASSETS		
Deferred tax asset		5,800
TOTAL ASSETS	$	622,087

See accompanying notes and Indpendent Auditors' Report

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commission payable	$ 73,716
Accrued expenses	15,770
Accrued income taxes	-
Deferred tax liability	8,300
Due to parent company	27,951
TOTAL CURRENT LIABILITIES	125,737
STOCKHOLDER'S EQUITY	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	10,200
Retained earnings	486,150
TOTAL STOCKHOLDER'S EQUITY	496,350
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 622,087

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012
(See Independent Auditors' Report)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

Method of Accounting

The Company utilizes the accrual method of accounting on a trade date basis for recording its revenues. Expenses are recorded when the expense is incurred.

Concentrations of Credit Risk

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all revenues actually paid to the Company after allowances for commissions due registered representatives. The rate approximates 90% for the 2012 reporting period. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,123,453 for the year ended December 31, 2012.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $316,032, which was $266,032 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .40 to 1.

NOTE 4 – TAXES ON INCOME

Income taxes are provided based on the income reported in the financial statements. Deferred tax assets result from accrued commission expense not deducted for income tax purposes and unrealized gains (losses) on securities.

Generally accepted accounting principles contain a two-step approach to recognizing and measuring uncertain tax positions. The Company considers many factors when evaluating and estimating its tax positions, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on guidance set forth in professional standards, the Company has not recorded any liabilities for uncertain tax. With few exceptions, the Company is no longer subject to examinations by income tax authorities for years prior to 2008.

NOTE 5 - INVESTMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) ASC Topic 820, *Fair Value Measurements and Disclosures*, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There were no investments valued using Level 3 inputs.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company as the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 5 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's investments value as of December 31, 2012:

	Cost	Fair Value	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)
Marketable securities			
Mutual funds - equities	$ 43,904	$ 52,982	$ 52,982
Mutual funds - fixed income	85,721	94,386	94,386
Equities	121,818	132,023	132,023
Total	$ 251,443	$ 279,391	$ 279,391

The fair value standards require disclosure of significant transfers in and out of the three levels of hierarchy, including the reasons for the transfers. There were no transfers between levels during 2012.

The Company's other financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 6 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid

	2012
Cash paid for income taxes	$ 27,699

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2013, the date on which the financial statements were available for issue.

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Lesko Securities, Inc
53 Chenango Street, Second Floor
Binghamton, New York 13901

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Lesko Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Lesko Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lesko Securities, Inc.'s management is responsible for the Lesko Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in From SIPC-7 with supporting schedules and working papers contained in the SIPC calculation and payment analysis, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers contained in the SIPC calculation and payment analysis supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting an error in calculation leading to the overpayment listed..

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 24, 2013

LESKO SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENTS RECONCILIATION (FORM SIPC-7)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

General assessment		$ 846
Less payment made July 27, 2012 with SIPC-6	$ 3,057	
Less prior overpayment applied from SIPC-7	-	(3,057)
Balance due (overpayment)		$ (2,211)

SIPC Collection Agent: Securities Investor Protection Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026408 FINRA DEC
LESKO SECURITIES INC 13*13
PO BOX 1890
BINGHAMTON NY 13902-1890

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 946

B. Less payment made with SIPC-6 filed (exclude interest) (3057)
7/27/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <2,211>

E. Interest computed on late payment (see instruction E) for ...... days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <2,211>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( ) See Letter

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lesko Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 21 day of Feb, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,549,595
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	4046
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,199,586
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	15,627
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 338,428
2e. General Assessment @ .0025	$ 846

(to page 1, line 2.A.)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026408 FINRA DEC
LESKO SECURITIES INC 13*13
PO BOX 1890
BINGHAMTON NY 13902-1890

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 846

B. Less payment made with SIPC-6 filed (exclude interest) (3057)
7/27/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <2,211>

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <2,211>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( ) See Letter

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lesko Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of Feb, 2013.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,549,595
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	4046
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,199,586
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	15,627
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$338,428
2e. General Assessment @ .0025	$846 (to page 1, line 2.A.)